April 10, 2025

Andrew Guggenhime
President and Chief Financial Officer
Vaxcyte, Inc.
825 Industrial Road, Suite 300
San Carlos, California 94070

        Re: Vaxcyte, Inc.
            Form 10-K for the fiscal year ended December 31, 2024
            Filed February 25, 2025
            File No. 001-39323
Dear Andrew Guggenhime:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 99
Results of Operations, page 109

1.
       You disclose on page 106 that do not allocate all of your costs by vaccine candidates, as your research and development expenses include internal costs, such as payroll and other personnel expenses, which are not tracked by vaccine candidate. Please provide revised disclosure to be included in future filings to address the following:

             Clarify which expenses you do allocate by project and clarify if you track any expenses by candidate. To the extent you do track any research and development expenses by program, provide a breakdown of the expenses tracked by project.
             If you do not track external expenses by program, break out external research and development costs by clinical and preclinical. If you cannot disaggregate these
 April 10, 2025
Page 2

           amounts, please disclose that fact and explain why not.
             For all other research and development expenses. provide us with other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the
           Statements of Operations. We note that you included a break out of research and development expenses by type in the 10-K for the year ended December 31, 2023.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences